EXHIBIT 99.1

Ultrapetrol (Bahamas) Limited Closes Offering of $80 Million 7.25% Convertible Senior Notes Due 2017

NASSAU, Bahamas, Dec. 23, 2010 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) (the "Company") announced today the closing of its offering of $80 million aggregate principal amount of convertible senior notes due 2017 (the "notes"), which consists of the previously announced $70 million aggregate principal amount of notes and the full exercise of the initial purchasers' overallotment of $10 million. The notes will be offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and non-U.S. persons in accordance with Regulation S promulgated under the Securities Act, by the initial purchasers of the notes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of the notes or any common stock issuable upon conversion of the notes, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers of the notes will be made only by means of a private offering memorandum. The notes and any shares of the Company's common stock issuable upon conversion of the notes have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164

Safe Harbor

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors, including the satisfaction of the closing conditions contained in the purchase agreement between the Company and the initial purchasers, the negotiations between the Company and the initial purchasers regarding the terms of the notes, either of which could change as a result of various market conditions. As a result of these risks, uncertainties and other factors, actual results could differ materially from those referred to in the forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Other risks that could impact the offering are described in detail in the Company's Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update any such forward-looking statements.

ULTR-G

CONTACT:  The IGB Group
          Leon Berman
            212-477-8438
            lberman@igbir.com
          David Burke
            646-673-9701
            dburke@igbir.com